

March 16, 2007

Mail Stop 7010

By U.S. Mail and facsimile (805) 384-0989

Joel A. Balbien
Chief Executive Officer
Kreido Biofuels, Inc.
1140 Avenida Acaso
Camarillo, California 93012

> **Re:** **Kreido Biofuels, Inc.**
> **Registration Statement on Form SB-2**
> **Filed February 14, 2007**
> **File No. 333-140718**
> **Form 10-KSB for the fiscal year ended September 30, 2006**
> **Filed December 21, 2006**
> **File No. 333-130606**

Dear Mr. Balbien:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note reference in the Subscription Purchase Agreement to an escrow agreement between you, Kreido Labs, and McGuireWoods LLP. Please file this

agreement as an exhibit to your registration statement. Please also provide us with the date that the proceeds were released from escrow and the shares were issued to investors. We may have additional comments upon review of your response.

2. Please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

Cover Page

3. Please revise your statement that you are "registering the offer and sale of the common stock" to clarify that you are registering the common stock and the shares of common stock underlying warrants for resale. Make similar revisions to your discussion of the offering on page 3 and elsewhere throughout your prospectus, where appropriate.

Risk Factors, page 4

4. We note that many risk factors, such as "We may be unable to attract and retain key personnel," the final four paragraphs of "Our success will depend in part on our ability to obtain and maintain protection of our intellectual property," "We may incur significant fees in connection with transactions that are not consummated," "Investors may be liable as underwriters for selling and distributing the securities purchased in our private placement offering," "If the SEC does not declare this registration statement effective . . .," "Becoming public by means of a reverse merger with an existing company," and the second paragraph under "A significant number of our shares will be eligible for sale . . .," discuss factors that do not appear to present current risks affecting your present or near-term operations or constitute a risk to investors purchasing shares resold under this registration statement. Please revise your risk factor disclosure to present only material factors that make an investment in your securities speculative or risky. Risks that could apply to any company or industry, for which materiality is not imminently foreseeable, or that affect only your selling shareholders should be deleted.

Risks Related to the Contemplated Conduct of Our Business, page 4
We have not produced or operated . . ., page 5

5. Please revise to reconcile your statement that you "have designed, built, and sold several STT Reactors" with your statement on page 4 that you "have no operating history in our contemplated biodiesel production business and, to date, have not earned any revenues . . . ."

We have based our business plan for biodiesel production . . ., page 6

6. Please provide us with the basis for your assertion that your production units will produce biodiesel with a $.134 per gallon cost advantage and that your gross margin will exceed that of conventional plants by 4%. Note that to the extent you include projections of future economic performance in your prospectus; the forecast must have a reasonable basis, as required by Item 10(d) of Regulation S-B. Please also revise your discussion under this heading to disclose the "feedstocks and other materials" that you studied in determining your cost and margin projections.

7. We note your discussion of projected cost advantages over "conventional production units" in the first paragraph under this heading, while in the third paragraph you discuss your estimated advantages vis-à-vis diesel derived from petroleum. Please revise your document to clarify whether your discussion in the first paragraph is addressing this difference or, alternatively, whether you are addressing differing methods for the production of biodiesel.

We may be adversely affected by environmental, health and safety laws . . ., page 9

8. Please revise your discussion in the final two paragraphs under this heading to clarify how the matters addressed therein affect your current operations or the biodiesel industry generally.

The Company may have liabilities arising from the prior business . . ., page 12

9. Revise your discussion under this heading to discuss existing known liabilities related to the prior business and specify whether the activities that gave rise to such liabilities are on-going. Alternatively, delete this risk factor.

Risks Related to our Participation in the Biodiesel Industry, page 12

10. Please augment your discussion of the risk presented by excess biodiesel production capability to clarify whether such excess capacity will affect the market for biodiesel or diesel generally (including petroleum-derived diesel) and specify the consequences of such excess capacity on your business.

Our anticipated results of operations . . ., page 13

11. Please revise your discussion to specify the feedstock(s) on which you are susceptible to price risk.

We may be unable to effectively compete in the biodiesel industry, page 14

12. It is not clear to us how you may be negatively affected by competition with competitors with greater name recognition, as you will be involved in the production of a fungible commodity. Please revise to clarify why you believe this constitutes a material risk.

Selling Stockholders, page 20

13. We note your statement in the first paragraph that you are required by the registration rights agreement "to register for resale the warrants . . . ." Please revise to indicate that you are registering for resale the common stock underlying the warrants issued in your January 2007 transaction.

14. Please revise the notes to your selling shareholder table to indicate the investors who are broker-dealers or affiliates of broker-dealers. In addition, revise to state that any broker-dealers who are offering shares for resale are underwriters with respect to such shares. Similarly revise your discussion under Plan of Distribution, beginning on page 66.

15. We note your Form 8-K filed March 5, 2007, regarding the resale of some of the shares issued in the January transaction. Please revise your selling shareholder table to reflect only the amount of shares currently held by such selling shareholders that you are registering for resale. Resales that have already taken place without registration may not now be registered.

Market for Common Equity and Related Stockholder Matters, page 28

16. We note your disclosure of the "high and low closing sale prices" of your common stock since November 7, 2006. Please revise to clarify whether the information disclosed constitutes the high and low bid information since that date. See Regulation S-B, Item 101(a)(ii).

Management's Plan of Operation, page 29
Plan of Operations, page 30

17. Please revise to disclose the estimated cost of each of your planned production plants. If the $15 million offering proceeds are not sufficient to fully fund this construction, revise to discuss financing the remaining construction costs of these facilities.

18. Please revise to disclose the length of time for which you can satisfy your cash requirements with cash on hand. See Regulation S-B, Item 303(a)(1)(i).

19. Please disclose the anticipated cost and timeframe for completing each of the four actions that you have identified and plan to execute to pursue your business strategy.

Net Loss, page 31

20. It is not clear how you determined the net loss per share. Please clarify or revise.

Liquidity and Capital Resources, page 32

21. Please include a comprehensive discussion of your sources and uses of cash. Reference Release No. 33-8350.

22. Please include a discussion of the circumstances that led you to record a $275,163 loss from retirement of assets and a $25,759 loss on sale of property and equipment.

Business, page 36
Company Overview, page 36

23. We note discussion throughout your prospectus of your anticipated business activities. Please revise your document to provide the disclosure required by Item 101(b) of Regulation S-B with respect to each business activity, such as the construction and production of biodiesel, licensing your technology, and leasing your equipment, in which you intend to engage.

24. Please expand your discussion of your two pilot demonstration units to discuss whether they have begun production of biodiesel and to disclose the results. We note your statement on page 45 that you "will execute" your strategy by "plac[ing] two pilot STT Production Units in the field" as well as your earlier statement on page 30 that you will "place one pilot STT Production Units [sic] in the field." Please also disclose the timeline for completion of the demonstration project and for when you intend to begin commercialization of the technology.

25. We note your statement here and elsewhere that you intend to generate revenue, in part, "by building and operating our own STT Reactor-based Biodiesel Production Units with an anticipated aggregate nameplate capacity of more than 100 MMgpy . . . ." It is unclear to us how you will generate revenue from building your own facility. We are also uncertain as to the meaning of "aggregate nameplate capacity." Please revise to clarify how you intend to generate revenues and to provide additional information about the higher output of your technology.

26. Please explain the basis for your belief that "diesel will increasingly replace gasoline as a transportation fuel."

27. Please expand your discussion to disclose the basis for your belief that completion of your three planned production units will demonstrate that you can build production plants in less time and at lower costs, operate these plants with greater cost efficiencies, produce higher yields than other biodiesel plants, and that these units will be less toxic to the environment and safer to operate. We note that most of your disclosure here and in the discussion of your technology beginning on page 46 addresses the efficiency of the chemical process. Please also address whether you will build these production units yourself, or whether you will continue to outsource all engineering and manufacturing, as disclosed on page 51.

The Biodiesel Industry, page 37

28. Please provide us with support for the factual assertions regarding the projected growth of biodiesel and the average wholesale price of B100 on pages 39-42. Please also tell us whether the sources you provide are publicly available without charge. Please also revise to note whether the Ricardo Report is publicly available without charge.

Economics with Respect to Petrodiesel, page 40

29. Please delete the statement in note 6 on page 40 that your assumptions regarding financial advantages are "estimates and therefore may not be correct," as this statement implies that investors are not entitled to rely on the information in your prospectus. Please also delete a similar statement in the first risk factor on page 6 and under Our Biodiesel Production Technology on page 46.

Security Ownership of Certain Beneficial Owners and Management, page 58

30. Please revise to indicate that your calculation includes any preferred shares convertible into common stock within 60 days. See Exchange Act Rule 13d-3(d)(1)(i)(B).

Description of Securities, page 68
Registration Rights, page 69

31. We note you have a registration rights agreement with certain investors that appears to contain liquidated damages. Please disclose how you have considered EITF 05-4 and clarify which view, presented in Issue Summary No. 1 for the June 15-16, 2005 meeting, you have adopted.

Description of Preferred Stock, page 70

32. Please revise to reconcile your disclosure here with your discussion of outstanding preferred stock on page 32. To the extent you have outstanding

preferred stock, provide the disclosures required by Item 202 of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-1

33. Please request that the auditors revise the third paragraph of their report to correct your date of inception.

Statements of Operations, pages F-3 and F-25

34. It appears to us that losses from retirements of assets and losses on sales of property and equipment should be included in operating losses since they essentially represent asset impairments. Refer to SFAS 144.

Note 2. Summary of Significant Accounting Policies
Patents, page F-8

35. Please revise your disclosures under critical accounting policies to provide a comprehensive discussion of how you have considered the guidance in FAS 144 in determining that the value of your patents is not impaired. Your disclosures should include the specific nature of the costs you have capitalized and should address the significant assumptions underlying your impairment analyses.

Stock Based Compensation, page F-8

36. Provide us an analysis of how you determined the fair values of options granted during the most recent twelve months, including how you considered the values of equity issuances, including the recent private placement.

Note 10. Stockholders' Equity, page F-15

37. It appears that your preferred stock may be redeemable in certain circumstances. Please tell us what consideration you have given to ASR 268 in classifying your preferred stock as permanent equity.

Pro Forma Consolidated Balance Sheet, page F-47

38. It is not clear why the number of shares of common stock issued and outstanding exceeds the number of shares of common stock authorized. Please clarify or revise.

39. Please provide us with a breakout of the 61,018,519 common stock shares issued and outstanding that separately lists the shares related to the former shareholders, Kreido Labs, and the private placement. Please reconcile these shares to the disclosures throughout your filing. In addition, please help us understand the

conversion terms related to each series of preferred stock and to the convertible notes.

Pro Forma Consolidated Statement of Operations, page F-48

40. Please include historical and pro forma earnings per share disclosures. Refer to Article 11 of Regulation S-X.

Historical Financial Statements – Kreido Biofuels Inc., page F-50

41. It appears to us that the auditors should also opine on the financial statements for the year ended September 30, 2005 (the period from January 17, 2005 to September 30, 2005). It also appears to us that the proceeds from issuance of common stock, net increase (decrease) in cash and cash, beginning of period in the statement of cash flows for the year ended September 30, 2006 should be revised.

Part II
Recent Sales of Unregistered Securities, page II-2

42. Expand your discussion to disclose the facts upon which you and Kreido Labs relied upon to make your claimed exemptions under Securities Act Section 4(2) and Rule 506 of Regulation D available. See Regulation S-B, Item 701(d).

Signatures

43. In your amendment, please revise to indicate the individual serving as your controller or principal accounting officer. Refer to Instruction 1 to the signature requirement for Form SB-2.

Exhibits
Exhibit 5.1, Opinion of McGuireWoods LLP

44. We note that the opinion of counsel contemplates the shares of common stock being sold in accordance with the plan of distribution, despite the fact that the shares already outstanding have already been sold by the company. Please submit a revised opinion of counsel that does not contemplate the future issuance or resale of these shares.

45. The revised opinion of counsel should not indicate that counsel is not limited to practice in Nevada, or otherwise be qualified to exclude your jurisdiction of incorporation.

Form 10-KSB for the fiscal year ended September 30, 2006
Item 8A. Controls and Procedures, page 17

46. We note your disclosures regarding the effectiveness of your disclosure controls and procedures do not comply with the definitions set forth in Exchange Act Rule 13a-15(e). Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures and that your disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported as and when required. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective at the reasonable assurance level, whichever the case may be, without defining them.

Exhibit 31.1

47. We note that in your certification where you are instructed to insert the identity of the certifying individual you include the title of such individual. We also note your reference to the annual report. These references are not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. In addition, the certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officer supplementally represent to us that he is signing all of the certifications in his personal capacity.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: John H. Heuberger (*via facsimile* 312/368-4014)
        DLA Piper
        203 North LaSalle Street, Suite 1900
        Chicago, Illinois 60601-1293